FREE WRITING PROSPECTUS

Final Term Sheet dated March 3, 2021

Free Writing Prospectus

Filed pursuant to Rule 433
Dated March 3, 2021
Relating to
Preliminary Prospectus Supplement dated March 3, 2021 to

Prospectus dated April 8, 2019

Registration Statement No. 333-230764

Final Term Sheet

2.750% Senior Notes due 2031

Issuer: Guarantor: Format:	Corporate Office Properties, L.P. Corporate Office Properties Trust SEC Registered
Expected Ratings (Moody’s/S&P/Fitch):*	Baa3 / BBB- / BBB-
Principal Amount:	$600,000,000
Title of Securities:	2.750% Senior Notes due 2031
Trade Date:	March 3, 2021
Original Issue Date (Settlement Date):	March 11, 2021 (T+6)
Maturity Date:	April 15, 2031
Interest Payment Dates:	Semi-annually in arrears on each April 15 and October 15, commencing October 15, 2021
Benchmark Treasury:	1.125% due February 15, 2031
Benchmark Treasury Price/Yield:	96-26 / 1.470%
Spread to Benchmark Treasury:	T + 140 basis points
Yield to Maturity:	2.870%
Coupon (Interest Rate):	2.750% per annum
Public Offering Price:	98.953% of the principal amount

Optional Redemption Provisions:

Make-Whole Call:	Prior to January 15, 2031, T+25 basis points
Par Call:	On or after January 15, 2031
CUSIP / ISIN:	22003B AM8 / US22003BAM81
Joint Book-Running Managers:

Wells Fargo Securities, LLC

Barclays Capital Inc.

BofA Securities, Inc.

Citigroup Global Markets Inc.

Capital One Securities, Inc.

J.P. Morgan Securities LLC

KeyBanc Capital Markets Inc.

PNC Capital Markets LLC

Co-Managers:	M&T Securities, Inc. Regions Securities LLC TD Securities (USA) LLC U.S. Bancorp Investments, Inc.

Use of Proceeds:	The second paragraph under Use of Proceeds in the Issuer’s Preliminary Prospectus Supplement dated March 3, 2021 is hereby revised and replaced in its entirety by the following three paragraphs:

We intend to use the net proceeds from this offering to fund the purchase of any and all of the 2023 Notes pursuant to the Tender Offer, as well as any and all of our 5.250% Senior Notes due 2024 (the "2024 Notes") in a cash tender offer (the “2024 Notes Tender Offer”), or in the case of the 2023 Notes or 2024 Notes, also by redemption or otherwise, and for general corporate purposes, including, without limitation, paying down amounts outstanding under our revolving credit facility and other debt repurchases. To the extent that either or both of the Tender Offer and the 2024 Notes Tender Offer are not consummated or not subscribed in full, we intend to use the net proceeds from this offering to fund the redemption of all of the 2023 Notes and 2024 Notes not purchased in the Tender Offer or the 2024 Notes Tender Offer, as the case may be, and for general corporate purposes, including, without limitation, paying down amounts outstanding under our revolving credit facility and other debt repurchases.

As of December 31, 2020, an aggregate principal amount of $350.0 million of the 2023 Notes was outstanding. The Tender Offer is being made on the terms and subject to the conditions set forth in an offer to purchase dated March 3, 2021, as it may be amended from time to time (the “2023 Notes Offer to Purchase”). The consummation of the Tender Offer is conditioned upon the completion of this offering and the satisfaction of certain customary general conditions described in the 2023 Notes Offer to Purchase.

As of December 31, 2020, an aggregate principal amount of $250.0 million of the 2024 Notes was outstanding. The 2024 Notes Tender Offer is being made on the terms and subject to the conditions set forth in an offer to purchase dated March 3, 2021, as it may be amended from time to time (the “2024 Notes Offer to Purchase”). The consummation of the 2024 Notes Tender Offer is conditioned upon the completion of this offering and the satisfaction of certain customary general conditions described in the 2024 Notes Offer to Purchase.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement dated March 3, 2021 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751; Barclays Capital Inc. toll-free at 1-888-603-5847; BofA Securities, Inc., telephone: 1-800-294-1322; or Citigroup Global Markets Inc. toll-free at 1-800-831-9146.

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